An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.  Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified.  This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.  We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Offering Circular was filed may be obtained.

Preliminary Offering Circular

Subject to Completion.  Dated _________2021

Raadr, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

Raadr.com

7950 E. Redfield Rd

Unit 210

Scottsdale, AZ 85260

(602) 501-3836

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

7372	20-4622782
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Maximum offering of 5,000,000,000 Shares

This is a public offering of up to $5,000,000 in shares of Common Stock of Raadr, Inc. at a price of $0.001. The end date of the offering will be exactly 365 days from the date the Offering Circular is approved by the Attorney General of the state of New York (unless extended by the Company, in its own discretion, for up to another 90 days). The Company has already had the offering accepted and qualified in the state of Connecticut and may choose to offer in other states upon appropriate approval.

Our Common Stock currently trades on the OTC Pink market under the symbol “RDAR” and the closing price of our Common Stock on September 10, 2021 was $0.0007. Our Common Stock currently trades on a sporadic and limited basis.

We are offering our shares without the use of an exclusive placement agent. However, the Company reserves the right to retain one. The proceeds will be disbursed to us and the purchased shares will be disbursed to the investors. If the offering does not close, for any reason, the proceeds for the offering will be promptly returned to investors without interest.

We expect to commence the sale of the shares within two calendar days of the date on which the Offering Statement of which this Offering Circular is qualified by the Securities Exchange Commission.

See “Risk Factors” to read about factors you should consider before buying shares of Common Stock.

i

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

Offering Circular dated _____, 2021

ii

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

iii

SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to “the Company,” “we,” “us” and “our” refer to Raadr, Inc.

The Company

Cyber bullying is a reality for over 50% of adolescents and teens, while only 1 in 10 victims will tell their parents about it. This growing crisis requires a simple, effective and adaptive solution-a tool usable by the most technically challenged among us, yet comprehensive, perceptive and state of the art. With 52% of parents worried that their children will face cyber bullying, the market for such a solution is enormous, yet no solution has reached these concerned parents and achieved a commanding market position.

Our position is that the void in this market exists because (1) legacy providers have forever controlled the larger market of internet security and previous solutions (2) were limited by poor usability for nontechnical parents and (3) required the installation of intrusive software on children’s phones, leading to circumvention and distrust. RAADR is what parents haven’t seen before: a simple, understandable, and reliable way to know when a child is in need of intervention. RAADR’s interface has been built with the layman parent in mind which allows parents to focus on protecting their children rather than trying to learn new technologies. Moreover, RAADR doesn’t require installation on a child’s phone or computer, so our product can’t be uninstalled or circumvented. In real time, we process the vast online reservoir of semi public and public information that’s already accessible to parents, extract only that which falls within categories predefined by us or the parent, and present that extracted information in multiple, customizable levels of detail.

And just as the threats evolve, RAADR evolves. Our engineers will continually monitor trends and our customer service and marketing teams will continually interact with and learn from our customers and other market participants-all valuable market data will be incorporated into the platform. And our capacity to evolve doesn’t end there. Machine learning is now actively and effectively used by the most advanced technology companies, and RAADR will join them. Within the next 12 to 18 months, our algorithms will learn from and adapt to trends, as well as new or previously unknown or unidentified threats, and parents will be notified in real time. And then there’s our most important resource for adaptation: community interaction. Parents don’t currently have a way to efficiently communicate regarding local threats, but RAADR will change that. Our sophisticated, highly structured Community feature will allow parents to come together, and RAADR will incorporate threats and other issues raised by our communities.

Current Plan

RAADR has acquired the services of Fyresite, an application development firm. The total cost to RAADR for their services is $46,000. RAADR has completed one payment of $15,000 to Fyresite with an additional scheduled payment planned totaling $31,000.

RAADR is working with Fyresite to redesign and re-publish our applications for Android, Google Play Store, and Apple iOS, Apple Store. We plan on a launch and application subscription marketing campaign by June 30, 2021 and expecting a July 2021 launch date for our RAADR Parenting App. We have a milestone projection of 10K subscriptions at $4.95 a month for the RAADR service & platform which is set at a projected revenue of $49,500. We expect recurring revenue by the end of November, 2021.

Opportunity

As of 2011, parents were spending over $1,100 per month to raise their children to the age of 17. Keeping children safe is undoubtedly the most important concern on a parent’s mind, and RAADR will cost parents as little as a quarter of one percent of that monthly expense total. Our tiered pricing starts at $1.95 per month followed by $4.95 per month and $9.95 per month with no contractual commitment (affiliate pricing is TBD). With over 35.2 million US households with children under the age of 18, it’s our goal to capture 50,000 of those within 12 months, 500,000 within 2 years, and 2 million of those within 5 years; these subscription figures will generate annualized revenue of between $1.7M and $2.9M by the end of the first year, $17.94M and $29.94M by the end of the second year, and $71.76M and $119.76M by the end of the fifth year.

THE OFFERING

Common Stock we are offering	Maximum offering of 5,000,000,000 shares at a price of $0.001 per share.

Common Stock outstanding before this Offering	970,146,177 Common Stock, par value $0.0001

Use of proceeds

The funds raised per this offering will be utilized to cover the costs of this offering and to provide working capital to obtain government licenses, purchase an extraction facility, and marketing our products. See “Use of Proceeds” for more details.

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this Offering Circular for a discussion of factors you should carefully consider before deciding whether to invest in our Common Stock.

This offering is being made on a self-underwritten basis without the use of an exclusive placement agent, although the Company may choose to engage a placement agent at its sole discretion. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Management will make its best effort to fill the subscription in the state of New York. However, in the event that management is unsuccessful in raising the required funds in New York, the Company may file a post qualification amendment to include additional jurisdictions that management has determined to be in the best interest of the Company for the purpose of raising the maximum offer.

In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH.  Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth.  In the case of an investor who is not a natural person, revenues or net assets for the investors’ most recently completed fiscal year are used instead.

The Company has not currently engaged any party for the public relations or promotion of this offering.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the consolidated financial statements and the related notes, before making a decision to buy our Common Stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

This offering contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss the important factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our Common Stock.

Risk Related to our Company and our Business

We have a relatively limited operating history and no revenues to date and thus are subject to risks of business development and you have no basis on which to evaluate our ability to achieve our business objective.

Because we have a relatively limited operating history and no revenues to date, you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage operating companies in rapidly evolving markets. These risks include:

•that we may not have sufficient capital to achieve our growth strategy;

•that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

•that our growth strategy may not be successful; and

•that fluctuations in our operating results will be significant relative to our revenues.

Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have a history of operating losses and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2020 and 2019, we reported net losses of $1,747,941 and $6,209,430, respectively, and negative cash flow from operating activities of $271,003 and $36,500, respectively. We anticipate that we will continue to report losses and negative cash flow. As a result of these net losses and cash flow deficits as well as our dependence on private equity and financings, our independent auditors have indicated that there is a substantial doubt about our ability to continue as a going concern in our audit report for the fiscal year ended December 31, 2020 and 2019.

Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Ability to Continue as a Going Concern.”

Future acquisitions or strategic investments could disrupt our business and harm our business, results of operations or financial condition.

We may in the future explore potential acquisitions of companies or strategic investments to strengthen our business. Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business. Acquisitions involve numerous risks, any of which could harm our business, including:

•straining our financial resources to acquire a company;

•anticipated benefits may not materialize as rapidly as we expect, or at all;

•diversion of management time and focus from operating our business to address acquisition integration challenges;

•retention of employees from the acquired company;

•cultural challenges associated with integrating employees from the acquired company into our organization;

•integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies; and

•litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties.

Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could have a material adverse effect on business, results of operations or financial condition.

We may require additional funding for our growth plans, and such funding may result in a dilution of your investment.

We attempted to estimate our funding requirements in order to implement our growth plans. If the costs of implementing such plans should exceed these estimates significantly or if we come across opportunities to grow through expansion plans which cannot be predicted at this time, and our funds generated from our operations prove insufficient for such purposes, we may need to raise additional funds to meet these funding requirements.

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If we fail to obtain additional financing on terms that are acceptable to us, we will not be able to implement such plans fully if at all. Such financing even if obtained, may be accompanied by conditions that limit our ability to pay dividends or require us to seek lenders’ consent for payment of dividends, or restrict our freedom to operate our business by requiring lender’s consent for certain corporate actions.

Further, if we raise additional funds by way of a rights offering or through the issuance of new shares, any shareholders who are unable or unwilling to participate in such an additional round of fund raising may suffer dilution in their investment.

We may not have sufficient capital to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives.

After launching out platform and engaging in marketing our remaining liquidity and capital resources may not be sufficient to allow us to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives. If we require additional capital resources, we may seek such funds directly from third party sources; however, we may not be able to obtain sufficient equity capital and/or debt financing from third parties to allow us to fund our expected ongoing operations or we may not be able to obtain such equity capital or debt financing on acceptable terms or conditions. Factors affecting the availability of equity capital or debt financing to us on acceptable terms and conditions include:

•Our current and future financial results and position;

•the collateral availability of our otherwise unsecured assets;

•the market’s, investors and lenders’ view of our industry and products;

•the perception in the equity and debt markets of our ability to execute our business plan or achieve our operating results expectations; and

•the price, volatility and trading volume and history of our Common Stock.

If we are unable to obtain the equity capital or debt financing necessary to fund our ongoing operations, pursue our strategy and sustain our growth initiatives, we may be forced to scale back our operations or our expansion initiatives, and our business and operating results will be materially adversely affected.

We rely substantially on third-party platforms to make our app available to users and to collect revenue.

Our application is distributed through the main platform providers, including Apple and Google, which also provide us valuable information and data, such as the rankings of our app. Substantially all of our revenue is generated by users using those platforms. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any emerging platform providers that are widely adopted by our target user base in the geographic markets in which we operate.

We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the promotion, distribution and operation of applications on their platforms, and which the platform providers can change unilaterally on short or no notice. Our business would be harmed if:

•the platform providers discontinue or limit our access to their platforms;

•governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;

•the platforms modify their current discovery mechanisms, communication channels available to developers, respective terms of service, or other policies, including fees;

•the platforms adopt changes or updates to their technology that impede integration with other software systems, such as Adobe Flash or others, or otherwise require us to modify our technology or update our app in order to ensure users can continue to access our app and content with ease;

•the platforms impose restrictions; or

•the platforms develop their own competitive offerings.

If alternative platforms increase in popularity, we could be adversely impacted if we fail to create compatible versions of our app in a timely manner, or if we fail to establish a relationship with such alternative platforms. Likewise, if our existing platform providers alter their operating platforms or browsers, we could be adversely impacted as our offerings may not be compatible with the altered platforms or browsers or may require significant and costly modifications in order to become compatible. If our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these providers’ platforms have been unavailable for short periods of time or experienced issues with certain features. If such events occur on a prolonged basis or other similar issues arise that impact users’ ability to download our app or access social features, it could have a material adverse effect on our revenue, operating results, and reputation.

Our business depends on the protection of our proprietary information and our owned and licensed intellectual property.

We believe that our success depends in part on protecting our owned and licensed intellectual property in the United States and other countries. Our intellectual property includes certain patents, trademarks and copyrights relating to our app, and proprietary or confidential information that is not subject to formal intellectual property protection. Our success may depend, in part, on our ability to protect the trademarks, trade dress, names, logos, or symbols under which we market our app and to obtain and maintain patent, copyright, and other intellectual property protection for the technologies, designs, software, and innovations used in our app and our business. We cannot assure that we will be able to build and maintain consumer value in our proprietary trademarks and copyrights or otherwise protect our technologies, designs, software, and innovations or that any patent, trademark, copyright, or other intellectual property right will provide us with competitive advantages.

We also rely on trade secrets and proprietary knowledge. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored by such individuals.

In the future we may make claims of infringement against third parties or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could cause us to incur greater costs and expenses in the protection of our intellectual property and could potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid.

Despite our efforts to protect our intellectual property rights, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors or other third parties.

The intellectual property rights of others may prevent us from developing new app and/or entering new markets or may expose us to liability or costly litigation.

Our success depends in part on our ability to continually adapt our app to incorporate new technologies as well as intellectual property related to app mechanics and procedures, and to expand into markets that may be created by these new developments. If technologies are protected by the intellectual property rights of our competitors or other third parties, we may be prevented from introducing additional features based on these technologies or expanding into markets created by these technologies.

We cannot assure that our business activities and our app will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. A successful claim of infringement by a third party against us, our app or one of our licensees in connection with the use of our technologies, app mechanics or procedures, or an unsuccessful claim of infringement made by us against a third party or its products or apps, could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

•be expensive and time-consuming to defend or require us to pay significant amounts in damages;

•be expensive and time-consuming to defend or require us to pay significant amounts in damages;

•result in invalidation of our proprietary rights or render our proprietary rights unenforceable;

•cause us to cease making, licensing, or using apps that incorporate the intellectual property;

•require us to redesign, reengineer, or rebrand our app or limit our ability to bring apps to the market in the future;

•require us to enter into costly or burdensome royalty, licensing, or settlement agreements in order to obtain the right to use a product or process;

•impact the commercial viability of the app that are the subject of the claim during the pendency of such claim; or

•require us to stop offering the infringing features.

Our success depends upon our ability to acquire and retain users, as well as adapt to and offer features that keep pace with changing technology and evolving industry standards.

Our ability to acquire and retain users is largely driven by our success in maintaining and improving our app. To satisfy users, we need to continue to improve useful features that are more attractive than those of our competitors. This will require us to, among other things, continue to improve our technology, app mechanics, and procedures to optimize search results for our app, tailor our app offerings to additional geographic and demographic market segments, and improve the user-friendliness of our app. Our ability to anticipate or respond to changing technology and evolving industry standards and to develop and introduce new and enhanced app features on a timely basis, or at all, is a significant factor affecting our ability to remain competitive and expand and attract new users. We cannot assure that we will have the financial and technical resources needed to introduce new features on a timely basis, or at all.

Further, as technological or regulatory standards change and we modify our app to comply with those standards, we may need users to take certain actions to continue using the app, performing age-gating checks or accepting new terms and conditions. Users may stop using our app at any time.

Our users depend on our support organization to resolve any issues relating to our app. Our ability to provide effective support is largely dependent on our ability to attract, resource, and retain employees who are not only qualified to support users, but are also well versed in our app. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to retain users, and adversely impact our results of operations, cash flows, and financial condition.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

We collect, process, store, use, and share data, some of which contains limited personal information. Consequently, our business is subject to a number of U.S. and international laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing, and protection of personal information and other consumer data. Such laws and regulations may be inconsistent among countries or conflict with other rules.

We are subject to U.S. federal and state and foreign laws related to the privacy and protection of user data. Such regulations, such as the General Data Protections Regulation (“GDPR”) from the European Union (“EU”) and the California Consumer Privacy Act, which became effective on January 1, 2020, are new, untested laws and regulations that could affect our business, and the potential impact is unknown. See “Our business- Regulation of the industry.” We believe we have been and continue to be in compliance with the requirements of the GDPR since the regulation went into effect in 2018. In general, we do not store personal private information given that all payment processing occurs through third-party platforms, such as Apple, and Google.

There currently are a number of other proposals related to data privacy and security pending before several legislative and regulatory bodies. For example, the European Union is contemplating the adoption of the Regulation on Privacy and Electronic Communications (the “e-Privacy Regulation”). While this regulation was planned to take effect simultaneously with GDPR, it is currently still being debated and discussed by the EU member states. The e-Privacy Regulation focuses on the privacy of electronic communications and, in that respect, it contains new rules for direct marketing activities. It is highly likely that these rules will lead to new consent requirements.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies, incorporate privacy by design into our app, and will significantly increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain users, and otherwise adversely affect our business, financial condition, and operating results.

Any failure or perceived failure by us to comply with our posted privacy policies or terms of use, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for our app.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements or to modify their enforcement or investigation activities, which may increase our costs and risks.

Security breaches or other disruptions could compromise our information or the information of our users. If we sustain cyber-attacks or other security incidents that result in data breaches, we could suffer a loss of users and associated revenue, increased costs, exposure to significant liability, reputational harm, and other negative consequences.

Our business sometimes involves the storage, processing, and transmission of certain proprietary, confidential, and personal information of our users. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary, or confidential information, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities.

Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us, could also be a source of security risks in the event of a failure of their own security systems and infrastructure. An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users or third-party platforms. Any of these could expose us to claims, litigation, fines, and potential liability.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or users. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our operations. Although we have insurance coverage for protecting against cyber-attacks, it may not be sufficient to cover all possible claims, and we may suffer losses that could have a material adverse effect on our business. We could also be negatively impacted by existing and proposed laws and regulations, and government policies and practices related to cybersecurity, data privacy, data localization, and data protection in the United States, Canada, the European Union, and other countries.

If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures for our app and content could be harmed, and we could lose users. Data security breaches and other data security incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows, and financial condition.

If the use of mobile devices as application platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.

The number of people using mobile devices has increased significantly over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile applications, may not grow in the way we anticipate. Approximately 68% of our revenue for the year ended December 31, 2019 and 65% for the year ended December 31, 2018 was attributable to mobile device use. If the mobile devices on which our app is available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and may not achieve the anticipated return on our development efforts. Any such decline in the growth of the mobile market or in the use of mobile devices for mobile applications could harm our business, financial condition, or results of operations.

We operate in a highly competitive industry, and our success depends on our ability to effectively compete.

Mobile applications development is a rapidly evolving industry with low barriers to entry. Businesses can easily launch online or mobile platforms and applications at nominal cost by using commercially available software or partnering with various established companies in these markets, but may not offer the same level of sophistication or capabilities as our app. The market for our app is also characterized by rapid technological developments, frequent launches of new apps and content, changes in user needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. As a result, our industry is constantly changing mobile applications and business models in order to adopt and optimize new technologies, increase cost efficiency, and adapt to user preferences.

If we do not successfully invest in, establish and maintain awareness of our app, if we incur excessive expenses promoting and maintaining our app, or if our app contain defects or objectionable content, our business, financial condition, results of operations, or reputation could be harmed.

We believe that establishing and maintaining our awareness of our app is critical to developing and maintaining favorable relationships with users, platform providers, advertisers, and content licensors, as well as competing for key management and technical talent. Increasing awareness and recognition of our app is particularly important in connection with our strategic focus on developing features based on our own intellectual property and successfully cross-promoting our app. In addition, globalizing and extending awareness and recognition of our app require significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our app, these efforts may not succeed in increasing awareness of our app.

We rely on information technology and other systems, and any failures in our systems or errors, defects, or disruptions in our app could diminish our reputation, subject us to liability, disrupt our business, and adversely impact our results.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit, and store electronic information, to manage and support our business operations, and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws, and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems, and preventing security breaches. Among other things, our systems are susceptible to damage, outages, disruptions, or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks, and similar events. Any failures in our computer systems or telecommunications services could affect our ability to operate our app or otherwise conduct business.

Portions of our information technology infrastructure, including those operated by third parties, may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive, and resource-intensive. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business. We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver app to users and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision-makers, the ability to manage our business could be disrupted and our results of operations, cash flows, and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition.

Substantially all of our features rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory user experience to the users of our app. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our user experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers’ ability to access our app, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and app on a limited basis. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their proprietary software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. We try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our users for use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus, there is a risk that the use of such open source code may ultimately preclude us from charging fees for the use of certain software, require us to replace certain code used in our app, pay a royalty to use some open source code, make the source code of our app publicly available, or discontinue certain features. Our results of operations, cash flows, and financial condition could be adversely affected by any of the above requirements.

Our inability to complete potential acquisition opportunities and integrate those businesses successfully could limit our growth or disrupt our plans and operations.

In the future, we may pursue additional strategic acquisitions to further expand our operations. Our ability to succeed in implementing our strategy will depend to some degree upon our ability to identify and complete commercially viable acquisitions. We cannot assure that acquisition opportunities will be available on acceptable terms, or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions.

We may not be able to successfully integrate any businesses that we acquire or do so within the intended timeframes. We could face significant challenges in managing and integrating our acquisitions and our combined operations, including acquired assets, operations, and personnel. In addition, the expected cost synergies associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes or cost expectations, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows, and financial condition.

Our business may be adversely impacted by reductions in discretionary consumer spending as a result of downturns in the economy, global pandemics, or other factors beyond our control.

Consumer demand for mobile applications, such as ours, is sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, effects of declines in consumer confidence in the economy, public health concerns or pandemics, such as the COVID-19 coronavirus, the impact of high energy and food costs, the increased cost of travel, decreased disposable consumer income and wealth, political and regulatory uncertainty, or fears of war and future acts of terrorism could further reduce customer demand for the features that we offer and the amounts, if any, our users are willing to spend. These factors could impose practical limits on pricing and negatively impact our results of operations and financial condition.

Although we are seeing positive changes and expect schools to return to regular operations, any return to virtual schooling on a large scale due to further outbreaks of COVID-19 corona virus, variations of the same, or other viral/bacteria pandemics would be detrimental to business given the stationary requirements of a lock-down or limitations on activities outside of the home.

We rely on skilled employees with creative and technical backgrounds.

We rely on our highly skilled, technically trained, and creative employees to develop new technologies and create innovative features. Such employees, particularly app designers, engineers, and project managers with desirable skill sets are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating, and retaining these individuals. A lack of skilled technical workers could delay or negatively impact our business plans, ability to compete, results of operations, cash flows, and financial condition.

Our results of operations, cash flows, and financial condition could be affected by natural events in the locations in which we or our key platform providers or content suppliers operate.

We may be impacted by severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis that could disrupt our operations or the operations of our key platform providers or content suppliers. Natural disasters or other disruptions at any of our facilities, those of our key providers, such as Apple and Google, or those of our content suppliers, may impair the operation, development or provision of our app. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. Any serious disruption to our operations, or those of our key providers or suppliers could have a material adverse effect on our results of operations, cash flows, and financial condition.

Our results of operations fluctuate due to seasonality and other factors and, therefore, our periodic operating results are not guarantees of future performance.

Our results of operations can fluctuate due to seasonal trends and other factors. User activity is generally slower in the second and third quarters of the year, particularly during the summer months. Certain other seasonal trends and factors that may cause our results to fluctuate include:

•holiday and vacation seasons;

•economic and political conditions; and

•the timing of the release of new features or refreshed content, including those of our competitors.

Consequently, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. We cannot assure that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we do not have the ability to influence these factors.

We are subject to a variety of laws worldwide, many of which are still untested and still developing and which could subject us to further extensive governmental regulation, claims, or otherwise, as well as federal, state, provincial, and local laws affecting business in general, which may harm or restrict our business.

We are subject to a variety of laws in the United States, Canada, and other jurisdictions, including laws regarding consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside of Canada and the United States. It is also likely that as our business grows and evolves and our app are played in larger volume in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our app, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States, Canada, and elsewhere that could restrict the online and mobile industries, including user privacy, advertising, taxation, copyright, distribution, and antitrust.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In 2017, the United States enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others: (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base), and (iv) a one-time tax on accumulated offshore earnings held in cash and cash equivalents and illiquid assets, with the latter taxed at a lower rate. Because these tax law changes are relatively new, we are still evaluating the impact that they may have on our business and results of operations in the future. Although at this time we do not expect that the changes will have an overall significant adverse impact on our business and financial condition, we cannot assure you that our business and results of operations will not be adversely affected by these or other changes to tax laws.

Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws and related regulatory guidance. However, the tax benefits that we intend to eventually derive could be undermined due to changing tax laws. In addition, the taxing authorities in Korea and the United States regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Risks Related to the Securities Markets and Ownership of our Equity Securities

The Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The Common Stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of revenue or profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our app; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

•our ability to integrate operations, technology, products and services;

•our ability to execute our business plan;

•operating results below expectations;

•our issuance of additional securities, including debt or equity or a combination thereof;

•announcements of technological innovations or new products by us or our competitors;

•loss of any strategic relationship;

•industry developments, including, without limitation, changes in healthcare policies or practices;

•economic and other external factors;

•period-to-period fluctuations in our financial results; and

•whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are entitled under our articles of incorporation to issue up to 9,000,000,000 shares of Common Stock. We have issued and outstanding, as of the date of this prospectus, 970,146,177 shares of Common Stock. Our board may generally issue shares of Common Stock, preferred stock or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of Common Stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

Anti-takeover provisions may impede the acquisition of our company.

Certain provisions of the [state of inc] General Statutes have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our Common Stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common Stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933 holders of restricted shares, may avail themselves of certain exemption from registration is the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registered the restricted stock. Currently, the Company has no plans of filing a registration statement with the Commission.

Securities analysts may elect not to report on our Common Stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our Common Stock, and securities analysts may not elect not to provide such coverage in the future. It may remain difficult for our company, with its small market capitalization, to attract independent financial analysts that will cover our Common Stock. If securities analysts do not cover our Common Stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our Common Stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if the Common Stock price appreciates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this Offering Circular.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•our business’ strategies and investment policies;

•our business’ financing plans and the availability of capital;

•potential growth opportunities available to our business;

•the risks associated with potential acquisitions by us;

•the recruitment and retention of our officers and employees;

•our expected levels of compensation;

•the effects of competition on our business; and

•the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

USE OF PROCEEDS

The following Use of Proceeds is based on estimates made by management. The Company planned the Use of Proceeds after deducting estimated offering expenses estimated to be $. Management prepared the milestones based on three levels of offering raise success: 25% of the Maximum Offering proceeds raised ($1,250,000), 50% of the Maximum Offering proceeds raised ($2,500,000), 75% of the Maximum Offering proceeds raised ($3,750,000) and the Maximum Offering proceeds raised of $5,000,000 through the offering. The costs associated with operating as a public company are included in all our budgeted scenarios and management is responsible for the preparation of the required documents to keep the costs to a minimum.

Although we have no minimum offering, we have calculated used of proceeds such that if we raise 25% of the offering is budgeted to sustain operations for a twelve-month period. 25% of the Maximum Offering is sufficient to keep the Company current with its public listing status costs with prudently budgeted funds remaining which will be sufficient to complete the development of our marketing package. If the Company were to raise 50% of the Maximum Offering, then we would be able to expand our marketing outside the US. Raising the Maximum Offering will enable the Company to implement our full business. If we begin to generate profits, we plan to increase our marketing and sales activity accordingly.

The Company intends to use the proceeds from this offering as follows:

	If 25% of the Offering is Raised	If 50% of the Offering is Raised	If 75% of the Offering is Raised	If 100% of the Offering is Raised
Cost of the Offering	$25,000	$25,000	$25,000	$25,000
Net Proceeds	$1,225,000	$2,475,000	$3,725,000	$4,975,000
Wages	$60,000	$120,000	$180,000	$240,000
Software & Computers	$27,500	$55,000	$82,500	$110,000
Tools and Equipment	$206,250	$412,500	$618,750	$825,000
Parts	$68,750	$137,500	$206,250	$275,000
Custom Gear	$50,000	$100,000	$150,000	$200,000
Debt Repayment(1)	$87,500	$175,000	$262,500	$350,000
Administrative and Legal	$237,500	$500,000	$762,500	$1,025,000
Sales and Marketing	$375,000	$750,000	$1,125,000	$1,500,000
Working Capital	$18,750	$37,500	$56,250	$75,000
Vendors	$75,000	$150,000	$225,000	$300,000
Hosting	$18,750	$37,500	$56,250	$75,000
TOTAL	$1,250,000	$2,500,000	$3,750,000	$5,000,000

DIVIDEND POLICY

We have not declared or paid any dividends on our Common Stock. We intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions, legal restrictions and other factors that our board of directors deems relevant.

DILUTION

Purchasers of our Common Stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price.  Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of Common Stock and the net tangible book value per share immediately after this offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing Common Stock based on the foregoing minimum and maximum offering assumptions based on an offering price of $0.001 per share. The numbers are based on the total issued and outstanding shares of Common Stock as of April 8, 2021 and the balance sheet as of December 31, 2020.

	25%	50.0%	75%	100%
Net Value	($7,981,930)	($6,731,930)	($5,481,930)	($4,231,930)
# Total Shares	2,220,146,177	3,470,146,177	4,720,146,177	5,970,146,177
Net Book Value Per Share	($0.0036)	($0.0019)	($0.0012)	($0.0007)
Increase in NBV/Share	$0.0059	$0.0076	$0.0084	$0.0088
Dilution to new shareholders	$0.0046	$0.0029	$0.0022	$0.0017
Percentage Dilution to New	459.52%	294.00%	216.14%	170.88%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this Report. Our actual results or actions may differ materially from these forward-looking statements for many reasons. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes and with the understanding that our actual future results may be materially different from what we currently expect. See “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” above. As used herein, the terms “we,” “us,” “our” and the “Company” refers to Raadr, Inc., a Nevada corporation, and its subsidiaries unless otherwise stated.

Overview

The Company was incorporated in the state of Nevada on March 29, 2006 as White Dental Supply, Inc.  On January 7, 2013, the Company changed its name to Pitooey!, Inc. On October 12, 2015, the Company changed its name to Raadr, Inc. As the digital world of the 21st Century continues to evolve, parents, guardians, and children are faced with challenges and threats not just in the real world, but in the omnipresent realm of Social Media as well. The Company is a maker of the proprietary technology application have developed a web-based tool that provides families with peace of mind when it comes to knowing that children are safe from bullying and predatory behavior unfortunately so prevalent today. By customizing their own unique monitoring and alert settings, parents and guardians can be alerted when their children Facebook, Twitter, Instagram and other pertinent social media platforms under scrutiny become posted with inappropriate language. By utilizing customized keywords chosen by the user that are added to an already existing database, parents and guardians can carry a sense of assuredness that the youth they love and are responsible for are safe and acting in a fun, yet appropriate manner. RAADR, Inc. makers of the proprietary technology application RAADR is a software development and mobile application developer formed in late 2012. The Company core competency is focused on building and acquiring apps and other products, services and companies to build a nationwide network of related businesses that are positioned to serve the mobile app development needs of small businesses and individuals.

Results of Operations

The Company is currently developing its products for sale and has not yet commenced sales.

Revenues

For the years ended December 31, 2020 and December 31, 2019, the Company has not generated any revenues.

Operating Expenses

For the year ended December 31, 2020 the Company’s operating expenses totaled $360,287 and consisted of $2,000 in advertising and marketing, $96,000 in executive compensation, $191,574 in general and administrative expenses, and $70,713 in professional fees. For the year ended December 31, 2019 the Company’s operating expenses total $4,154,900. Although general and administrative expense significantly increase, the decrease in expenses was due to the fact that there was no stock-based compensation for the year ended December 31, 2020. For the year ended December 31, 2019, we paid $4,000,000 in stock-based compensation.

Loss from Operations

For the year ended December 31, 2020 we incurred a loss from operations of $360,287 compared to $4,154,900 for the year ended December 31, 2019. The decrease was due substantially to the stock-based compensation of $4,000,000 in the year ended December 31, 2019 which was offset by an increase of $154,844 in general and administrative expenses.

Net Loss

For the year ended December 31, 2020 we incurred a net loss of $1,747,941, due to a loss from operations of $360,287 plus $536,605 in interest expenses and $851,049 lost in change in fair value of derivatives. For the year ended December 31, 2019, we incurred a net loss of $6,209,430 due to a loss from operations of $4,154,900 plus $275,119 in interest expenses, $493,928 in other income, and $1,285,483 lost in change in fair value of derivatives.

Liquidity and Capital Resources

Operating Activities

Our cash from operating activities for the year ended December 31, 2021 were $(271,003) compared to $(36,500) for the year ended December 31, 2019.

Investing Activities

Our net cash provided by investing activities was $0 for the years ended December 31, 2020 and December 31, 2019.

Financing Activities

Our net cash provided from financing activities for the year end December 31, 2020 was $271,003 and consisted of $175,000 in proceeds convertible notes payable, $(25,000) for repayment of convertible notes payable, $(82,199) for repayment of related party convertible notes payable, $53,000 in proceeds from advances, and $150,000 from notes payable. For the year ended December 31, 2020, we received $36,500 from financing activity, solely from proceeds of advances.

Going Concern

The Company sustained continued operating losses during the years ended December 31, 2020 and 2019. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our common stock.

Unregistered Sales of Equity Securities and Use of Proceeds

During the year ended December 31, 2020, the Company issued 461,650,081 shares of common stock in satisfaction of $331,631 in principal and interest. In connection with the conversion, derivative liabilities of $561,452 were relieved.

Critical Accounting Policies and Estimates

Our financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 2 of our financial statements. While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report.

We recognize revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition”.  In all cases, revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the year ended December 31, 2020 include the useful lives of website development cost, beneficial conversion of convertible notes payable, the valuation of derivative liabilities and the valuation of stock-based compensation.

Revenue recognition

The Company follows ASC 605-10 “Revenue Recognition” and recognizes revenue when all the conditions for revenue recognition are met: (i) persuasive evidence of an arrangement exists, (ii) collection of the fee is probable, (iii) the sales price is fixed and determinable and (iv) services have been rendered.

The Company reports its revenue at gross amounts in accordance with ASC 605-45 “Principal Agent Considerations” because it is responsible for fulfillment of the service, has substantial latitude in setting price, assumes the credit risk and it is responsible for the payment of all obligations incurred for legal and debt collection fees. The Company bears the credit risks if it does not collect the settlement fees and will be responsible to pay for fees including, but not limited to, court filing fees, collection fees, travel costs, deposition reporter, video, and transcript fees, expert fees and expenses, investigation costs, messenger and process service fees, computer-assisted legal research fees, document duplication and/or imaging expenses, electronic-data vendor fees, and any fees or costs that a court may order to pay to a party or third party.

Derivative Liabilities

The Company follows the provisions of FASB ASC Topic No. 815-40, “Derivatives and Hedging - Contracts in an Entity’s Own Stock”, for the embedded conversion options that were accounted for as derivative liabilities at the date of issuance and adjusted to fair value through earnings at each reporting date. In accordance with ASC 815, the Company has bifurcated the conversion feature of the convertible Debentures, along with any free-standing derivative instruments and recorded derivative liabilities on their issuance date. The Company uses the Black-Scholes model to value the derivative liabilities.

Legal Matters

None.

BUSINESS

This Prospectus includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

As of the date of the preparation of this Prospectus, these and other independent government and trade publications cited herein are publicly available on the Internet without charge. Upon request, the Company will also provide copies of such sources cited herein.

The Company

Cyber bullying is a reality for over 50% of adolescents and teens, while only 1 in 10 victims will tell their parents about it. This growing crisis requires a simple, effective and adaptive solution-a tool usable by the most technically challenged among us, yet comprehensive, perceptive and stateoftheart. With 52% of parents worried that their children will face cyber bullying, the market for such a solution is enormous, yet no solution has reached these concerned parents and achieved a commanding market position.

Our position is that the void in this market exists because (1) legacy providers have forever controlled the larger market of internet security and previous solutions (2) were limited by poor usability for nontechnical parents and (3) required the installation of intrusive software on children’s phones, leading to circumvention and distrust. RAADR is what parents haven’t seen before: a simple, understandable, and reliable way to know when a child is in need of intervention. RAADR’s interface has been built with the layman parent in mind which allows parents to focus on protecting their children rather than trying to learn new technologies. Moreover, RAADR doesn’t require installation on a child’s phone or computer, so our product can’t be uninstalled or circumvented. In real time, we process the vast online reservoir of semi public and public information that’s already accessible to parents, extract only that which falls within categories predefined by us or the parent, and present that extracted information in multiple, customizable levels of detail.

And just as the threats evolve, RAADR evolves. Our engineers will continually monitor trends and our customer service and marketing teams will continually interact with and learn from our customers and other market participants-all valuable market data will be incorporated into the platform. And our capacity to evolve doesn’t end there. Machine Learning is now actively and effectively used by the most advanced technology companies, and RAADR will join them. Within the next 12 to 18 months, our algorithms will learn from and adapt to trends, as well as new or previously unknown or unidentified threats, and parents will be notified in real time. And then there’s our most important resource for adaptation: community interaction. Parents don’t currently have a way to efficiently communicate regarding local threats, but RAADR will change that. Our sophisticated, highly structured Community feature will allow parents to come together, and RAADR will incorporate threats and other issues raised by our communities.

Current Plan

RAADR has acquired the services of Fyresite, an application development firm. The total cost to RAADR for their services is $46,000.00. RAADR has completed one payment of $15,000.00 to Fyresite with an additional scheduled payment planned totaling $31,000.00.

RAADR is working with Fyresite to redesign and re-publish our applications for Android, Google Play Store, and Apple iOS, Apple Store. We plan on a launch and application subscription marketing campaign by July 30th 2021 and expecting a August 2021 launch date for our RAADR Parenting App. We have a milestone projection of 10K subscriptions at $4.95 a month for the RAADR service & platform which is set at a projected revenue of $49,500.00. We expect recurring revenue by the end of December, 2021.

The Competition

RAADR has many competitors in the Social Media Monitoring and Anti-Bullying market. However RAADR offers more in terms of services and platform expansion. Other competitors like Net Nanny and UKnowKids are not user friendly and do not monitor social media accounts with the same precision and scope as RAADR. These two competitors require the child to download the monitoring application onto their phone, RAADR does not.

Other examples include Anonymous Alert which does not feature an administrative dashboard. Our platform provides parents and school administrators a platform for tracking and responding directly in real time.

BARK, another social monitoring app, has a higher price point than RAADR and has less features included. RAADR’s price point is significantly lower while using state of the art AI, Facial Recognition, & Anonymous Reporting Tools.

The Market & Industry

The Social Media Monitoring and Anti-Bullying app market is booming because these types of online safety tools are in high demand. Whether this demand comes from individuals, families, school administrators, or law enforcement, RAADR has a competitive advantage by being able to serve all three of these client groups effectively.

It is a known fact that Instagram, Facebook and Twitter struggle to contain the epidemic of online bullying. Bullying on social media is a big problem among teens. More than half of teens say they have been bullied or harassed online, according to a study released by Pew last September of 2020.

As teens and young adults are increasingly using popular social media platforms to communicate, we know that RAADR can be a major competitor in this key market by having the most comprehensive app and platform to help stop online bullying and abuse.

Opportunity

As of 2011, parents were spending over $1,100 per month to raise their children to the age of 17. Keeping children safe is undoubtedly the most important concern on a parent’s mind, and RAADR will cost parents as little as a quarter of one percent of that monthly expense total. Our tiered pricing starts at $1.95 per month followed by $4.95 per month and $9.95 per month with no contractual commitment (affiliate pricing is TBD). With over 35.2 million US households with children under the age of 18, it’s our goal to capture 50,000 of those within 12 months, 500,000 within 2 years, and 2 million of those within 5 years; these subscription figures will generate annualized revenue of between $1.7M and $2.9M by the end of the first year, $17.94M and $29.94M by the end of the second year, and $71.76M and $119.76M by the end of the fifth year.

Employees

We currently have one employee.

Property

The Company currently operates out of the home of our CEO, Jacob DiMartino.

MANAGEMENT

Directors of the corporation are elected by the stockholders to a term of one year and serve until a successor is elected and qualified. Officers of the corporation are appointed by the Board of Directors to a term of one year and serves until a successor is duly appointed and qualified, or until he or he is removed from office. The Board of Directors has no nominating, auditing or compensation committees. The Board of Directors also appointed our officers in accordance with the Bylaws of the Company, and per employment agreements negotiated between the Board of Directors and the respective officer. Currently, there are no such employment agreements. Officers listed herein are employed at the whim of the Directors and state employment law, where applicable.

The name, address, age and position of our officer and director is set forth below:

Name	Age	First Year as a Director or officer	Office(s) held
Jacob DiMartino	41	2012	Director, CEO

The term of office of each director of the Company ends at the next annual meeting of the Company’s stockholders or when such director’s successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company’s bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company’s Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer’s successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

Biographical Information

Jacob DiMartino embarked on his career path in 1998, joining Phase 2 Solutions, a startup company based in Scottsdale, Arizona. He started as an inside sales rep and even though he was only 18 years old, quickly advanced to Sales Manager within his first 90 days.

Two years later, Jacob was promoted to Director of Project Management and entrusted with the responsibility of handling the company’s largest account. He earned several awards and achievements during his tenure with the company, including “Employee of the Year” and “Salesman of the Year”. He was also named “Mentor of the Year,” and honor based on employee votes and awarded to the manager who motivated and continually inspired others.

Inspired by his own lifelong dream of working in the entertainment industry, Jacob moved to Los Angeles in 2004 and scored work on several popular television series: “Law and Order SVU,” “Cold Case,” “Alias.” “Gilmore Girls.” He was also featured in the movie, “Mr. and Mrs. Smith.”

Jacob returned to Arizona in 2011 and founded Choice One Solutions, a social media services agency. In only 18 months, he guided the company to $1.2 million in annual sales. Directly on the heels of that accomplishment, he was appointed CEO of PITOOEY!, Inc. and was instrumental in taking the company public. The company has now changed its name to RAADR, Inc.

Jacob is now guiding RAADR, Inc. towards the social media monitoring space. His mission is to help parents and loved ones prevent “cyber bullying” and other dangers children in today’s world face.

Executive Compensation

Name and Principal Position	Year Ended	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation Earnings	Non- Qualified Deferred Compensation Earnings	All Other Compensation	Total
Jacob DiMartino,	2020	$96,000	$0	$0	$0	$0	$0	$0	$96,000
Chief Executive Officer	2019	$96,000	$0	$2,000,000	$0	$0	$0	$0	$2,096,000

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have no familial relationships between any parties. For a description of related party transactions please refer to Note 7 of our financial statements for the year ended December 31, 2020.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of Common Stock beneficially owned as of May 17, 2021, by (i) each person known to us to be the beneficial owner of more than 5% of our Common Stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group.  Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of Common Stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Shareholder	Class of Stock	No. of Shares	% of Class	Voting Rights	% of Voting Rights	% of Voting Rights After Offering

All Officers and Directors
Jacob DiMartino, CEO & Director	Common	50,000,000	4.69%	50,000,000	15.46%	12.71%
	Preferred E	1,000,000	100.0%	1,940,292,354	66.67%	66.67%
ALL BENEFICIAL OWNERS				1,990,292,354	81.13%	79.38%

DESCRIPTION OF CAPITAL

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Offering Circular forms a part.

Common Stock

Voting

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast.  Cumulative voting for the election of directors is not permitted.

Dividends

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock. Any decision to pay dividends on our Common Stock will be at the discretion of our Board of Directors. Our Board of Directors may or may not determine to declare dividends in the future.  See “Dividend Policy.”  The Board’s determination to issue dividends will depend upon our profitability and financial condition, and other factors that our Board of Directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our Common Stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Series A Preferred Stock

We are authorized to issue up to 20,000,000 shares of Series A Preferred Stock with such rights and obligations as described below. There are currently 0 shares of Series A Preferred Stock issued and outstanding.

Voting

Except as otherwise required by law, the holders of the shares of Series A Preferred Stock shall not have the right to vote on matters that come before the shareholders.

Conversion Rights

Each share of Series A Preferred Stock shall be convertible into one (1) (the “Conversion Rate”) fully paid and nonassessable share of Common Stock for each share of Series A Preferred Stock to be converted by holder.

Liquidation Rights

After the payment of all preferential amounts required to be paid to the holders of any class or series of stock ranking senior to the Series A Preferred Stock in respect of liquidation that may be authorized from time to time, upon the dissolution, liquidation, or winding up of the Corporation, all of the remaining assets and funds of the Corporation available for distribution to its holders of Common Stock shall be distributed ratably among the holders of the Series A Preferred Stock, such other series of Preferred Stock as are constituted as similarly participating. and the Common Stock, with each share of Series A Preferred Stock being deemed, for such purpose, to be equal to the number of shares of Common Stock, including fractions of a share, into which such share of Series A Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution.

Series E Preferred Stock

We are authorized to issue up to 1,000,000 shares of Series E Preferred Stock with such rights and obligations as described below. There are currently 1,000,000 shares of Series E preferred Stock issued and outstanding.

Voting

At all times the aggregate of all Series E Preferred Shares shall have the right to vote for exactly sixty six and two thirds (66 2/3) of all voting rights on all matters.

Conversion Rights

There are no conversion rights for the Series E Preferred Stock.

Liquidation Rights

Series E Preferred shares have no liquidation rights.

Limitations on Liability and Indemnification of Officers and Directors

Nevada law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors.  Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Nevada law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Nevada law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Transfer Agent

Our transfer agent is Manhattan Transfer Registrar Co. having addresses at 38B Sheep Pasture Road, Port Jefferson, NY 11777.

SHARE ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of Common Stock that may be sold in the future.

Upon the successful completion of this offering, we will have 1,040,146,177 outstanding shares of Common Stock if we complete the maximum offering hereunder.  All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 5% stockholders.

Rule 144

Shares of our Common Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

•1% of the number of shares of Common Stock then outstanding, which will equal about 10,401,461 shares if fully subscribed; or

•the average weekly trading volume of the unrestricted Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

PLAN OF DISTRIBUTION

The Offering will be sold by our officers and directors.

This is a self-underwritten offering. This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the Shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. After the qualification by the Commission and acceptance by those states where the offering will occur, the Officer and Directors intends to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. We do not intend to use any mass-advertising methods such as the Internet or print media. Officers and Directors will also distribute the prospectus to potential investors at meetings, to their business associates and to his friends and relatives who are interested the Company as a possible investment, so long as the offering is an accordance with the rules and regulations governing the offering of securities in the jurisdictions where the Offering Circular has been approved. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Terms of the Offering

The Company is offering on a best-efforts, self-underwritten basis a maximum of 5,000,000,000 shares of its Common Stock at a fixed price of $0.001.

The Company is offering, on a best-efforts, self-underwritten basis, a maximum of 5,000,000,000 shares of its Common Stock at a fixed price to be determined upon qualification of the Form 1-A filing. The price shall be fixed for the duration of the offering, unless an amendment is properly filed with the Commission. There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officers and directors. The shares are being offered for a period not to exceed 360 days. The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 360 days from the effective date of this document. For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby will be passed upon by Eilers Law Group, P.A.

EXPERTS

None

REPORTS

As a Tier 1, Regulation A filer, we are not required to file any reports.

PART III EXHIBITS

Exhibit Index

Date of File
2.1	Articles of Incorporation	5/5/2021
2.2	Certificate of Change (Increase Authorized) dated June 19, 2018	5/5/2021
2.3	Certificate of Designation (Creation of Series A Preferred) dated January 3, 2013	5/5/2021
2.4	Certificate of Amendment (Name Change to Pitooey!, Inc.) dated January 18, 2013	5/5/2021
2.5	Certificate of Amendment (Name Change to Raadr, Inc.) dated June 29, 2015	5/5/2021
2.6	Certificate of Designation (Creation of Series E Preferred ) dated January 27, 2016	5/5/2021
2.7	Certificate of Amendment (Increase in Authorized) dated March 21, 2016	5/5/2021
2.8	Certificate of Amendment (Increase in Authorized) dated May 9, 2016	5/5/2021
2.9	Certificate of Amendment (Increase in Authorized) dated May 3, 2017	5/5/2021
2.10	Certificate of Amendment (Increase in Authorized) dated August 4, 2017	5/5/2021
2.11	Bylaws	1/29/2007
4.1	Form of Subscription Agreement	5/19/2021
11.1	Consent of Eilers Law Group, P.A.*	5/28/2021
12.1	Opinion of Eilers Law Group, P.A.	5/28/2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, Arizona on this 17th day of September 2021.

By: /s/ Jacob DiMartino                    September 17, 2021

      Jacob DiMartino

      Chief Executive Officer

      Director

      Chief Financial Officer

      Chief Accounting Officer